

March 15, 2013

<u>Via E-mail</u>
Mr. David J. Aldrich
Chief Executive Officer, President and Director
Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, Massachusetts 01801

  Re: **Skyworks Solutions, Inc.**
    Form 10-K for the Fiscal Year Ended September 28, 2012
    Filed November 21, 2012
    File No. 1-05560

Dear Mr. Aldrich:

  We have reviewed your response letter dated February 28, 2013 and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 28, 2012

Item 8. Financial Statements and Supplementary Data

Note 18. Segment Information and Concentrations, page 62

1. Further to your response to prior comment 5, please respond to the following:

- Discuss how you determined that your CODM is the President and Chief Executive Officer ("CEO"). Refer to FASB ASC 280-10-50-5 through 50-9.
- Discuss whether your Executive Vice Presidents and General Managers of the High Performance Analog business unit and Front End Solutions business unit are directly accountable to and maintain regular contact with someone within your organization

(such as your CEO) to discuss operating activities, financial results, forecasts, or plans for each business unit.

- We note that you prepare your internal financial reports monthly. Please explain the differences, if any, between the sample quarterly report provided with your response and the monthly reports.

- Tell us why your response states that you *primarily* provide information to the CODM on a consolidated basis. Discuss the nature of any other financial information provided to the CODM by business units.

- We note that you prepare non-GAAP profit and loss statements for each business unit. Please tell us who receives these financial statements above the level of the business unit managers and summarize how the information is used.

2.   Further to your response to prior comment 6, please tell us in detail why you consider all of your products to be similar, expanding on each of the factors you noted in your response – i.e., common customers, production processes, sales and distribution channels, end market applications and underlying technology.

3.   Explain to us why, on your fourth quarter 2012 earnings call, you discussed revenues grouped into (i) high-performance analog products and (ii) handsets and smartphones products. Tell us why you believed this presentation was meaningful or significant to the analysts and other participants on that call.

   You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

                                             Sincerely,

                                             /s/ Kate Tillan for

                                             Martin James
                                             Senior Assistant Chief Accountant